BioDelivery Sciences International, Inc.

December 18, 2013

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Registrant”)

Registration Statement on Form S-3 filed on November 29, 2013,

As Amended by Amendment No. 1 to Form S-3 filed on December 13, 2013

File No. 333-179257 (the “Registration Statement”)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on December 18, 2013 or as soon as practicable thereafter.

Please note that we acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Ernest De Paolantonio

Ernest De Paolantonio
Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Lawrence A. Rosenbloom, Esq.